UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                           SAIFUN SEMICONDUCTORS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   M8233P 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 pages

                                  SCHEDULE 13G
CUSIP NO.  M8233P 10 2

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Clal Electronics Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            2,833,859
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        2,833,859
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     2,833,859
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.62%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 16 pages

                                  SCHEDULE 13G
CUSIP NO.  M8233P 10 2

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5    Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            2,833,859
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        2,833,859
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     2,833,859
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.62%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 16 pages

                                  SCHEDULE 13G
CUSIP NO.  M8233P 10 2

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            2,833,859
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        2,833,859
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     2,833,859
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.62%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 16 pages

                                  SCHEDULE 13G
CUSIP NO.  M8233P 10 2

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            2,833,859
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        2,833,859
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     2,833,859
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.62%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 16 pages

                                  SCHEDULE 13G
CUSIP NO.  M8233P 10 2

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            2,833,859
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        2,833,859
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,833,859
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.62%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 6 of 16 pages

                                  SCHEDULE 13G
CUSIP NO.  M8233P 10 2

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            2,833,859
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        2,833,859
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     2,833,859
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.62%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 7 of 16 pages

                                  SCHEDULE 13G
CUSIP NO.  M8233P 10 2

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            2,833,859
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        2,833,859
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     2,833,859
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.62%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 8 of 16 pages

                                  SCHEDULE 13G
CUSIP NO.  M8233P 10 2

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             6.   Shared Voting Power
Beneficially            2,833,859
Owned by           -------------------------------------------------------------
Each               7.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   8.   Shared Dispositive Power
                        2,833,859
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     2,833,859
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     9.62%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 9 of 16 pages

ITEM 1(A).      NAME OF ISSUER:

                SAIFUN SEMICONDUCTORS LTD. (Nasdaq: SFUN) (the "Issuer")


ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                45 Hamelacha St.
                Sappir Industrial Park
                Netanya, Israel 42504


ITEM 2(A).      NAME OF PERSON FILING:
                This Statement is filed by:

                (1) Clal Electronics Industries Ltd.
                (2) Clal Industries and Investments Ltd.
                (3) IDB Development Corporation Ltd.
                (4) IDB Holding Corporation Ltd.
                (5) Mr. Nochi Dankner
                (6) Mrs. Shelly Bergman
                (7) Mrs. Ruth Manor and
                (8) Mr. Avraham Livnat

                The foregoing entities and individuals are collectively referred to as the "Reporting Persons" in this Statement.

     (1) Clal Electronics Industries Ltd., an Israeli private corporation ("Clal"), beneficially owns an aggregate of 2,833,859 ordinary shares, par value NIS 0.01 per share, of the Issuer (the "Issuer Ordinary Shares"), representing in the aggregate approximately 9.62% of the outstanding Issuer Ordinary Shares.

     (2) Clal Industries and Investments Ltd., an Israeli public corporation ("CII"), as of December 31, 2005 owned all of the outstanding shares of Clal. By reason of CII's control of Clal, CII may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Ordinary Shares owned beneficially by Clal.

     (3) IDB Development Corporation Ltd., an Israeli public corporation ("IDB Development"), as of December 31, 2005 owned approximately 61.93% of the outstanding shares of CII. By reason of IDB Development's control of CII, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Ordinary Shares owned beneficially by Clal.

     (4) IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"), as of December 31, 2005 owned approximately 69.73% of the outstanding shares of IDB Development. By reason of IDB Holding's control (through IDB Development) of CII, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Ordinary Shares owned beneficially by Clal.


                              Page 10 of 16 pages

     Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (3) above:

     As of December 31, 2005 -

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman own approximately 57.1% and 13.44% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli corporation, which owns through an intermediary private company all the outstanding shares of Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli corporation which in turn has owned since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. One of Ganden Holdings' other shareholder, owning in the aggregate approximately 1.81% of Ganden Holdings' outstanding shares, have a tag along right granted to him by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and the foregoing shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Bergman is a director, of IDB Holding, IDB Development and CII.

     Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. ("Manor"), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and CII.

     Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat's son, Zvi Livnat, is a director and executive vice president of IDB Holding, Deputy Chairman of the Board of Directors of IDB Development and co-chief executive officer of CII. Another son of Avraham Livnat, Shay Livnat, is a director of IDB Development and CII.

     Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the "Shareholders Agreement") with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders' meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party the Shareholders Agreement, including (i) a right of "first opportunity" whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (ii) a "tag along" right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iii) a "drag along" right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (iv) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (v) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.


                              Page 11 of 16 pages

     Ganden, Manor and Livnat pledged their shares of IDB Holding to a financial institution as collateral for the repayment of loans borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lender may realize the pledges and also may accelerate the repayment of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lender's consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect to IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lender's consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lender's opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons controlling the borrowers, which in the lender's opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

     By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Ordinary Shares owned beneficially by CII.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, as of December 31, 2005 Ganden owned approximately 6.71% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 8.72% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.23% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 0.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, as of December 31, 2005 another private Israeli corporation which is controlled by him owned approximately 0.04% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.


                              Page 12 of 16 pages

ITEM 2(B).                                 ADDRESS OF PRINCIPAL BUSINESS OFFICE
                                           OR, IF NONE, RESIDENCE:

Clal Electronics Industries Ltd.           The Triangular Tower, 45nd Floor, 3
                                           Azrieli Center, Tel Aviv 67023,
                                           Israel.

Clal Industries and Investments Ltd.       The Triangular Tower, 45rd floor, 3
                                           Azrieli Center, Tel Aviv 67023,
                                           Israel.

IDB Development Corporation Ltd.           The Triangular Tower, 44th floor, 3
                                           Azrieli Center, Tel Aviv 67023,
                                           Israel

IDB Holding Corporation Ltd.               The Triangular Tower, 44th floor, 3
                                           Azrieli Center, Tel Aviv 67023,
                                           Israel.

Mr. Nochi Dankner                          The Triangular Tower, 44th floor, 3
                                           Azrieli Center, Tel Aviv 67023,
                                           Israel.

Mrs. Shelly Bergman                        9 Hamishmar Ha'Ezrachi Street,
                                           Afeka, Tel Aviv 69697, Israel.

Mrs. Ruth Manor                            26 Hagderot Street, Savyon, Israel.

Mr. Avraham Livnat                         Taavura Junction, Ramle, Israel.


ITEM 2(C).                                 PLACE OF ORGANIZATION OR CITIZENSHIP:

Clal Electronics Industries Ltd.           Israel
Clal Industries and Investments Ltd.       Israel
IDB Development Corporation Ltd.           Israel
IDB Holding Corporation Ltd.               Israel
Mr. Nochi Dankner                          Israeli
Mrs. Shelly Bergman                        Israeli
Mrs. Ruth Manor                            Israeli
Mr. Avraham Livnat                         Israeli


ITEM 2(D).                                 TITLE OF CLASS OF SECURITIES:

                                           Ordinary Shares


ITEM 2(E).                                 CUSIP NUMBER:

                                           M8233P 10 2

ITEM 3. Not applicable.


                              Page 13 of 16 pages

ITEM 4. OWNERSHIP

(a)  Amount beneficially owned: See Row 9 of cover page for each Reporting
     Person.

(b)  Percent of class: See Row 11 of cover page for each Reporting Person.

(c)  Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

     (ii) Shared power to vote or direct the vote: See Row 6 of cover page for each Reporting Person.

     (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

     (iv) Shared power to dispose of or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Item 2(a) above.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              Page 14 of 16 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2006
                          CLAL ELECTRONICS  INDUSTRIES LTD.
                          CLAL INDUSTRIES AND INVESTMENTS LTD.
                          IDB DEVELOPMENT CORPORATION LTD.
                          IDB HOLDING CORPORATION LTD.
                          NOCHI DANKNER
                          SHELLY BERGMAN
                          RUTH MANOR
                          AVRAHAM LIVNAT

                          BY: IDB HOLDING CORPORATION LTD.

                                        (signed)
                          BY: ______________________________
                          Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed hereto as Exhibits 1 through 7.


                              Page 15 of 16 pages

                                  EXHIBIT INDEX


Exhibit 1 -    Agreement dated December 31, 2005 between Clal Electronics and
               IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Clal Electronics

Exhibit 2 -    Agreement dated December 31, 2005 between Clal Industries and IDB
               Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Clal Industries

Exhibit 3 -    Agreement dated December 31, 2005 between IDB Development and IDB
               Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of IDB Development

Exhibit 4 -    Agreement dated December 31, 2005 between Nochi Dankner and IDB
               Holding authorizing IDB Holding to file this Schedule 13G and any amendment hereto on behalf of Mr. Dankner.

Exhibit 5 -    Agreement dated December 31, 2005 between Shelly Bergman and IDB
               Holding authorizing IDB Holding to file this Schedule 13G and any amendment hereto on behalf of Mrs. Bergman.

Exhibit 6 -    Agreement dated December 31, 2005 between Ruth Manor and IDB
               Holding authorizing IDB Holding to file this Schedule 13G and any amendment hereto on behalf of Mrs. Manor.

Exhibit 7 -    Agreement dated December 31, 2005 between Avraham Livnat and IDB
               Holding authorizing IDB Holding to file this Schedule 13G and any amendment hereto on behalf of Mr. Livnat.


                              Page 16 of 16 pages